Exhibit 1.1

CONTACTS

Chief Financial Officer Radware Ltd.
Meir Moshe,
+ 972-3766-8610

Corporate Communications
Joyce Anne Shulman
+1 201 785
joyceannes@radware.com

For Immediate Release

Radware Announces 2010 Annual General Meeting

Tel Aviv, Israel, August 30, 2010 – Radware Ltd. (NASDAQ: RDWR), a leading provider of integrated application delivery solutions for business-smart networking, today announced that its 2010 Annual General Meeting of Shareholders will be held on Tuesday, October 5, 2010, at 3:00 p.m. (Israel time), at the offices of the Company, 22 Raoul Wallenberg Street, Tel Aviv, Israel. The record date for the meeting is September 1, 2010.

Radware will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. Radware will also file the proxy statement with the Securities and Exchange Commission (SEC) in the next few days. The agenda of the meeting is as follows:

1.	To re-elect Mr. Roy Zisapel as a Class II director of the Company until the annual general meeting of shareholders to be held in 2013;

2.	To elect Prof. Yair Tauman as an external director of the Company for a period of three years;

3.	To approve the grant of an annual bonus to the Chief Executive Officer and President of the Company;

4.	To approve the extension of certain real property leases with affiliates of the Company;

5.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s auditors, and to authorize the Board of Directors to delegate to the Audit Committee the authority to fix their remuneration in accordance with the volume and nature of their services;

6.	To present and discuss the financial statements of the Company for the year ended December 31, 2009 and the Auditors’ Report for this period; and

7.	To transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

Items 1, 2, 3 and 5 require the approval of a simple majority of the shares voted on the matter (since the Company does not have a "controlling shareholder" within the meaning of the Companies Law). Item 4 requires the approval of a simple majority of the shares voted on the matter; provided that either (i) the shares voted in favor of the matter include at least one-third of the shares voted by shareholders who do not have a personal interest in such matter or (ii) the total number of shares voted against such matter does not exceed 1% of the Company’s voting power. Items 6 and 7 do not require a vote by the shareholders.

In the absence of requisite quorum of shareholders in the meeting, the meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company's Articles of Association. In accordance with the Companies Law, position statements must be delivered to the Company no later than 10 days following the record date.

Additional Information and Where to Find It

In connection with the meeting, Radware will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The proxy statement and proxy card may be obtained for free from the SEC's website at www.sec.gov, the Company’s website at www.radware.com or by directing such request to the Company's Investor Relations above.

About Radware

Radware (NASDAQ:RDWR), a global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for nearly 10,000 enterprises and carriers worldwide. With APSolute®, Radware’s comprehensive and award-winning suite of application delivery and network security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business smart”. For more information, please visit www.radware.com.

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This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching or Network Security industry, changes in demand for Application Switching or Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F. Oracle and Java are registered trademarks of Oracle and/or its affiliates.